UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Netezza Corporation

File No. 333-141522 - CF# 22256

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Netezza Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 22, 2007, as amended.

Based on representations by Netezza Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18	through June 29, 2009
Exhibit 10.19	through June 17, 2009
Exhibit 10.20	through July 16, 2009
Exhibit 10.21	through July 16, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support